SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 12, 2002

Banco Santander Central Hispano, S.A.
(Exact name of registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item
1.	Material Fact dated December 11, 2002, regarding Banco Santander Central Hispano S.A.’s agreement with Bank of America Corporation.

ITEM 1

MATERIAL FACT

Banco Santander Central Hispano S.A. hereby advises that it has today reached a definitive agreement with the U.S. institution Bank of America Corporation, by which the latter will acquire 24.9 per cent of Grupo Financiero Santander Serfin S.A. de C.V. for US dollars 1.6 billion in cash, producing an estimated capital gain of US dollars 700 million.

Bank of America Corporation will designate two board directors and will be entitled to participate in the taking of strategic decisions of Grupo Financiero Santander Serfin, S.A. de C.V., although Santander will continue to manage the latter.

The agreement contemplates that Bank of America Corporation will maintain its stake for a period of at least three years. At the end of this time, if it considers appropriate, it may use various liquidity mechanisms, including admission of its stake for listing on the stock market and a put option to sell it to Santander at book value once only.

The operation is subject to the obtaining of the appropriate regulatory approvals and its execution is envisaged for the first quarter of 2003.

Madrid, December 11th 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	December 12, 2002	By:	/s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President